Mon Space Net Inc.

100.3.041, 129 Offices

Block J, Jaya One

No. 72A, Jalan Universiti

Section 13, 46200

Petaling Jaya, Malaysia

September 23, 2016

VIA EDGAR

Barbara C. Jacobs, Assistant Director

Office of Consumer Products

Securities and Exchange Commission

100 F Street N.E.

Washington, D.C. 20549

Re: Mon Space Net Inc.

Amendment No. 3 to Registration Statement on Form S-1

Filed September 13, 2016

File No. 333-210519

Dear Ms. Jacobs:

We are in receipt of your comment letter dated September 22, 2016 regarding the above referenced filing. As requested in your letter, we have provided responses to the questions raised by the Staff. For your convenience, the matters are listed below, followed by the Company’s responses:

Management’s Discussion and Analysis of Financial Condition and Result of Operations

Liquidity and Capital Resources, page 14

1.	We note your revised disclosure indicating that the proceeds received from the sale of your common stock and the promissory note are expected to be used to pay your obligations, among other uses. Please clarify if you plan to repay the promissory note with the proceeds received in August 2016 from the sale of your common stock.

RESPONSE: We note the Staff’s comment, and in response thereto, respectfully clarify for the Staff that we do not plan to repay the promissory obligation using the proceeds from the sale of common stock. We plan to repay this obligation by using cash generated from our future active operation. Accordingly, we respectfully revise our disclosure on page 14 of the amended S-1.

Directors, Executive Officers, Promoters and Control Persons, page 15

2.	Based on public filings, it appears that Mr. Low is currently serving as the President and a director of NextGlass Technologies Corporation and the Chief Financial Officer of Glocorp Inc. Please revise to provide a complete description of Mr. Low’s business experience and reporting company directorships in the past five years. Refer to paragraphs (1) and (2) of Item 401(e) of Regulation S-K.

RESPONSE: We note the Staff’s comment, and in response thereto, respectfully advise the Staff that we have revised our disclosure to describe Mr. Low’s positions with NextGlass Technologies Corporation on page 15. In addition, we add a risk factor on page 6 to disclose the potential conflict Mr. Low may face with his responsibilities at other companies.

Mon Space Net Inc.

By:	/s/ Lai Chai Suang
Name:	Lai Chai Suang
Title:	President & Chief Executive Officer